Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Financial Statements and Management Discussion and Analysis

December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 20, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

Robert A. Quartermain	Ross A. Mitchell
President	Vice President, Finance

February 18, 2005

Independent Auditors’ Report

To the Shareholders of

Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

February 18, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

February 18, 2005

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2004 and 2003

(expressed in thousands of Canadian dollars, except number of shares)

	2004 $	2003 $
Assets

Current assets
Cash and cash equivalents (note 16(a))	45,703	16,428
Silver bullion (note 5)	13,487	--
Marketable securities (notes 6 and 14(b))	3,329	1,457
Accounts receivable (note 14(a))	662	339
Prepaid expenses and deposits (note 18(b))	587	234

	63,768	18,458

Restricted silver bullion (notes 5 and 9)	2,300	--

Reclamation deposits (note 9)	198	153

Mineral property costs (note 7)	143,175	66,491

Property, plant and equipment (note 8)	659	111

	210,100	85,213

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,426	725
Current portion of asset retirement obligations (note 9)	560	248
Mineral property payable (note 7(n))	144	526
Current portion of long-term debt (note 10)	10	66

	2,140	1,565

Asset retirement obligations (note 9)	688	1,043

Future income tax liability (notes 4 and 15)	14,200	--

Long-term debt (note 10)	46	75

	17,074	2,683

Shareholders' Equity

Capital stock (note 11)
Authorized
100,000,000 common shares without par value
Issued
51,576,802 common shares (2003 - 42,604,832)	217,502	113,537

Share subscriptions (note 13)	--	455

Value assigned to stock options (note 12)	6,167	170

Value assigned to warrants (note 11(a))	7,011	--

Deficit	(37,654)	(31,632)

	193,026	82,530

	210,100	85,213

Commitments (note 18)

Approved by the Board of Directors

"R.E. Gordon Davis"	"William Meyer"
____________________________	____________________________
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2004 $	2003 $	2002 $

Exploration and mineral property costs
Property examination and exploration	471	465	279
Mineral property costs written off	--	--	53
Reclamation and accretion (note 9)	252	507	420

	(723)	(972)	(752)

Expenses
Depreciation	57	30	24
General and administration	2,202	1,579	1,404
Professional fees	122	143	153
Salaries and employee benefits	692	654	434
Stock-based compensation (note 12)	2,451	169	132

	(5,524)	(2,575)	(2,147)

Other income (expenses)
Investment income	1,151	379	305
Gain (loss) on sale of marketable securities and investment
writedowns	2,525	(101)	544
Gain on sale of mineral properties	931	--	--
Interest expense	--	--	(92)
Foreign exchange gain (loss)	171	(669)	(37)
Other	(49)	--	(19)

	4,729	(391)	701

Loss for the year	(1,518)	(3,938)	(2,198)

Deficit - Beginning of year	(31,632)	(27,694)	(25,496)

Adjustment for stock-based compensation (note 3)	(4,504)	--	--

Deficit - End of year, as restated	(37,654)	(31,632)	(27,694)

Weighted average number of shares outstanding	48,311,212	40,409,854	35,739,100

Basic and diluted loss per common share	(0.03)	(0.10)	(0.06)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

	2004 $	2003 $	2002 $

Cash flows from operating activities
Loss for the year	(1,518)	(3,938)	(2,198)
Items not affecting cash
Depreciation	57	30	24
Mineral property costs written off	--	--	53
Interest expense	--	--	90
Fixed asset writedowns and loss on sale	9	--	19
Gain on sale of mineral properties	(911)	--	--
Loss (gain) on sale of marketable securities and
investment writedowns	(2,525)	101	(544)
Stock-based compensation	2,451	169	132
Donation made in shares	--	--	41
Asset retirement obligations	(316)	370	98
Foreign exchange (gain) loss	(31)	(4)	37

	(2,784)	(3,272)	(2,248)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(656)	(14)	(222)
Accounts payable and accrued liabilities	995	(17)	220

	(2,445)	(3,303)	(2,250)

Cash flows from financing activities
Shares and warrants issued for cash	60,334	13,229	26,725
Share subscriptions received	--	455	--
Share issue cash costs	(928)	(54)	(333)
Repayment of long-term debt	(85)	(211)	(152)

	59,321	13,419	26,240

Cash flows from investing activities
Minority interest buy-out	--	--	(2)
Mineral property costs	(12,796)	(9,833)	(7,963)
Purchase of property, plant and equipment	(710)	(57)	(38)
Purchase of silver bullion (note 5)	(15,780)	--	--
Proceeds on sale of property, plant and equipment	53	--	--
On acquisition of joint venture	--	--	34
On business combination (note 4)	91	--	--
Acquisitions	--	--	(4,556)
Reclamation deposit (advance) recovery	(47)	(83)	40
Purchase of marketable securities	(2,755)	(1,042)	(527)
Proceeds on sale of marketable securities	4,319	--	757

	(27,625)	(11,015)	(12,255)

Foreign exchange gain (loss) on foreign cash held	24	(15)	30

Increase (decrease) in cash and cash equivalents	29,275	(914)	11,765

Cash and cash equivalents - Beginning of year	16,428	17,342	5,577

Cash and cash equivalents - End of year	45,703	16,428	17,342

Supplementary cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

1	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. The company will periodically need to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 20.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Basis of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Candelaria Mining Company (Candelaria), Newhawk Gold Mines Ltd. (Newhawk), Pacific Rim Mining Corporation Argentia S.A. (Pacific Rim Argentina), Silver Assets, Inc. (Silver Assets), Silver Standard (BVI) Inc., Silver Standard U.S. Inc. and Sunshine Argentina Inc. (Sunshine). The company proportionately consolidates its interest in Minera Triton Argentina S.A. (Minera Triton), which is reflected in the Manantial Espejo mineral property.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are mineral reserves and resources, depreciation rates, asset valuations, stock-based compensation, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations. Actual results could differ from those estimates.

Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in consolidated statements of loss.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Marketable securities

Marketable securities, all of which are categorized as available for sale, are carried at the lower of original cost and quoted market value.

Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum. Leasehold improvements are amortized over the term of the lease, plus one renewal period.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Asset retirement obligations

The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

The company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Income taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in notes 12 and 13.

3	Changes in accounting policies

Stock-based compensation

Effective January 1, 2004, the company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Impairment of long-lived assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on January 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

4	Acquisitions

In October 2004, the company acquired the remaining 56.6% interest (for a 100% interest) in Sunshine. Consideration for this acquisition was the issuance of 2,663,000 common shares of the company, having a fair value of $49,798,000 ($18.70 per share). The company has accounted for the acquisition as a business combination with the consideration issued assigned as follows:

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

$

Cash and cash equivalents	91
Accounts receivable	25
Other current assets	2
Mineral properties	63,899
64,017
Current liabilities	(19)
Future income tax liability	(14,200)

Net assets acquired	49,798

The future income tax liability arises due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. The estimated future income tax liability associated with this temporary difference is $14,200,000 and has been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

In June 2002, the company acquired a 43.4% interest in Sunshine, which owns the surface and mineral rights for the Pirquitas silver project (note 7(c)). The company paid $4,556,000 (US$3,000,000) in cash and issued a US$1,340,000 convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property. By December 31, 2002, the debenture was fully converted by the issuance of 360,636 common shares with a value of $2,092,000. In July 2003, the company issued 9,980 common shares with a value of $74,850 in full settlement of the interest due relating to the debenture (note 11).

5	Silver bullion

During the year, the company purchased 1,952,956 ounces of silver bullion at a cost of $15,780,000, for an average cost of $8.08 (US $5.85) per ounce to hold 1,953,985 (2003 – 1,029) ounces at December 31, 2004. The company’s silver bullion is carried on the balance sheet at the lower of cost or net realizable value.

During the year, the company lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada (note 7(m)). Under the terms and conditions with its banker, the company has the right to lodge collateral in Canadian dollars, US dollars or silver bullion. The company has lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. Additional calls for collateral are to be made should the coverage ratio fall below 105%. As at December 31, 2004, 284,650 ounces of silver bullion were lodged as collateral.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Balance sheet presentation – December 31, 2004

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,669,335	13,487	13,693	206

Restricted silver bullion	284,650	2,300	2,335	35

	1,953,985	15,787	16,028	241

6	Marketable securities
	2004 $	2003 $

Marketable securities (i)	1,329	1,457
Special Warrants (ii)	2,000	-

	3,329	1,457

(i)	At December 31, 2004, the quoted market value of marketable securities was $4,122,000 (2003 - $9,730,000) for an unrealized gain of $2,793,000 (2003 - $8,273,000).
(ii)

In October 2004, the company and Minco Mining & Metals Corporation (Minco) entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation (Minco Silver), to acquire silver projects in China.

Under the terms of the strategic alliance, the company acquired a 20% interest in the new venture by investing $2,000,000 in Minco Silver for the purchase of 4,000,000 Special Warrants at a price of $0.50 per Special Warrant. Each Special Warrant will entitle the company to acquire one common share in the capital of Minco Silver once Minco Silver qualifies the issuance of its common shares. The common shares will be subject to an escrow agreement.

The company will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest up to 30% in Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and the company to pursue silver projects in China.

A director of the company is also a director of Minco and this director and the President of the company will be directors of Minco Silver.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

7	Mineral property costs

At December 31, mineral property costs are as follows:

2004

	Acquisition costs $	Exploration costs $	Total $
Argentina
Chubut	61	207	268
Diablillos	5,376	975	6,351
Manantial Espejo	4,090	10,362	14,452
Pirquitas	70,491	948	71,439
Other	--	51	51
Australia
Bowdens	10,892	6,931	17,823
Other	--	27	27
Canada
Silvertip	1,818	204	2,022
Sulphurets	2,393	1,255	3,648
Sunrise Lake	1,234	34	1,268
Chile
Cachinal	17	86	103
Challacollo	2,282	2,218	4,500
Juncal	16	33	49
La Flora	15	32	47
Mexico
Pitarrilla	1,291	3,203	4,494
La Valenciana	29	253	282
Ortega	46	31	77
San Agustin	48	565	613
San Marcial	1,250	723	1,973
Other	89	134	223
Peru
Berenguela	554	673	1,227
United States
Candelaria	2,981	2,307	5,288
Maverick Springs	553	1,409	1,962
Shafter	2,544	2,444	4,988

Balance - December 31, 2004	108,070	35,105	143,175

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

2003

	Acquisition costs $	Exploration costs $	Total $
Argentina
Chubut	58	94	152
Diablillos	5,370	798	6,168
Manantial Espejo	4,090	7,336	11,426
Pirquitas	6,592	342	6,934
Australia
Bowdens	10,892	6,079	16,971
Canada
Silvertip	1,818	142	1,960
Sulphurets	2,393	1,255	3,648
Sunrise Lake	1,234	29	1,263
Chile
Cachinal	17	78	95
Challacollo	2,271	1,996	4,267
Juncal	16	27	43
La Flora	15	31	46
Mexico
Pitarrilla	50	708	758
La Valenciana	16	252	268
Ortega	33	22	55
San Agustin	28	131	159
San Marcial	722	716	1,438
Other	19	20	39
United States
Candelaria	2,981	1,883	4,864
Maverick Springs	553	844	1,397
Shafter	2,544	1,996	4,540

Balance - December 31, 2003	41,712	24,779	66,491

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

        Acquisition and exploration costs incurred during the year are as follows:

	2004 $	2003 $

Balance - Beginning of year	66,491	56,230

Acquisition costs for the year	66,358	3,458

Exploration costs
Assaying	918	705
Camp costs	2,111	1,786
Consulting	1,454	144
Drafting/engineering	279	177
Drilling	2,294	1,824
Environmental	228	293
Field administration	588	227
Maps and prints	72	60
Property holding costs	500	205
Geology	1,195	899
Legal	240	151
Value added tax	447	332

Exploration costs for the year	10,326	6,803

Balance - End of year	143,175	66,491

a)	Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the mineral rights for the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

Under the terms of the agreement, the company was to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares. During 2002, the company settled all of these staged payments by the issuance of 525,995 common shares valued at $2,980,000.

b)	Manantial Espejo, Argentina

In March 2002, the company acquired the entire interest in the Manantial Espejo property for consideration paid as set out below. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US$708,750 cash and 231,511 Pan American common shares valued at US$1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company was the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American became the operator on January 1, 2004 and will continue as the operator during the feasibility and mine construction stages. Pan American will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which any further expenditures will be shared equally.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

In 2002, Pan American and the company acquired Barrick Gold Corporation’s (Barrick), royalty interests and another 1.2% net smelter return royalty on the property, subject to Barrick retaining its right to receive payment of US$0.60 per tonne mined and processed with a maximum of 1 million tonnes and receive a 0.5% net smelter returns royalty. The company’s 50% share of these royalty purchases was US$400,000 (paid).

c)	Pirquitas, Argentina

During the year ended December 31, 2002, the company acquired a 43.4% interest in Sunshine, and in October 2004, the remaining 56.6% was acquired by the company (note 4). Sunshine owns 100% of the surface and mineral rights for the Pirquitas silver property in northern Argentina. The company is the operator of Sunshine and all permits necessary for mining are currently valid. Sunshine owns all the surface rights covering the mineralization and location for the mill and plant facilities and the property is unencumbered by any royalties other than those payable to the government. The company is planning to update the feasibility study and carry out an underground development program at the property with planned expenditures of US$2.5 million in 2005, US$3.5 million in 2006 and US$4.0 million in 2007.

d)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual exploration expenditure requirements of approximately AUS$95,000 to maintain its interest.

The company acquired certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay AUS$1,500,000 on the commencement of production, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

During the year ended December 31, 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia, Canada. To acquire this project, the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. There is a 5% net profits royalty on certain of the non-core claims on the property.

f)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada owned 100% by Newhawk, a subsidiary of the company.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

g)	Sunrise Lake, Canada

In June 2003, the company acquired a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. To acquire this project, the company made a cash payment of US$488,000 and issued 83,004 common shares of the company valued at $576,000. The property is subject to a 5% net profits royalty interest.

h)	Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion). Under the terms of the agreement, the company made cash option payments of US$1,500,000 staged over two years. The company now owns 100% of the project, subject to 4% in net smelter returns royalties, declining to 3% following payment of US$850,000. The 3% net smelter returns royalty can be acquired at any time for a total of US$1.5 million.

i)	Pitarrilla, Mexico

The company owns a 100% interest in the Pitarrilla property in the state of Durango. A finder’s fee of US$5,000 was paid on staking, with additional finder’s fees of the greater of (a) US$5,000; and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

j)	San Agustin, Mexico

The company owns a 100% interest in the San Agustin property in the state of Durango. A finder’s fee of US$5,000 was paid on staking, with additional finder’s fees of the greater of (a) US$5,000; and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

k)	San Marcial, Mexico

During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinaloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and the issuance of 45,706 common shares of the company with a value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company was to make US$75,000 in staged payments (paid) and pay US$387,500 (paid) by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two-year period and this commitment has been met. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

l)	Berenguela, Peru

In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project located in the Province of Lampa in southern Peru. Under the terms of the agreements, the company must pay US$200,000 (paid), issue 17,500 common shares valued at $291,375 (issued), complete an exploration program having an in-ground expenditure of a minimum of US$500,000 and prepare a silver resource estimate by July 31, 2005. To December 31, 2004, US$478,000 had been spent on in-ground exploration. On exercise of the option, the company is to pay US$0.04 to US$0.06 per resource ounce in a blend of cash and shares, depending on silver prices.

m)	Candelaria, U.S.A.

The company owns a 100% interest in the Candelaria silver mine in Nevada. Under its agreement with the vendor, upon completion of reclamation by the vendor, the company assumed all liabilities relating to the Candelaria property and has lodged environmental bonding in the amount of US$1,679,000 (notes 5 and 9). The total cost of monitoring the property is estimated to be US$20,300 over a five-year period.

n)	Maverick Springs, U.S.A.

In June 2003, the company signed an exploration and development agreement with Vista Gold Corp. (Vista) in which the company will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada. Under the terms of the agreement, the company paid Vista US$300,000 on closing and will contribute US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn its interest. The company and Vista will then enter into a joint venture agreement. At December 31, 2004, the company had paid Vista US$959,000 toward exploration and accrued an additional US$119,000 (Cdn $144,000), leaving US$122,000 remaining to be spent on exploration under the agreement. The company’s President is a director of Vista. Newmont Mining Corporation has a back-in right to acquire a 51% interest in the property and, as well as others, has certain net smelter return royalties on production from the property.

o)	Shafter, U.S.A.

The company owns a 100% interest in Rio Grande, which holds the Shafter Presidio silver mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,500 acres of private land, of which Rio Grande owns or leases certain of the surface and/or mineral rights. The company also has the right to acquire, through a lease option, a contiguous 16,000 acre tract of private range land. In 2002, the company paid US$160,000 in cash and issued 53,000 common shares valued at $326,000 for mill assets to be eventually used at Shafter. During the year ended December 31, 2003, the mill was moved to the property and the company paid US$50,000 and issued 5,000 common shares valued at $36,000, for an additional land acquisition. All significant permits necessary to place the property in production are valid and subject to renewal over time. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

8	Property, plant and equipment
2004

	Cost $	Accumulated depreciation $	Net $

Office equipment	410	258	152
Vehicles	142	43	99
Leasehold improvements	117	12	105
Land	303	--	303

	972	313	659

2003

	Cost $	Accumulated depreciation $	Net $

Office equipment	339	230	109
Land	2	--	2

	341	230	111

9	Asset retirement obligations

During the year ended December 31, 2004, the company incurred $252,000 (2003 - $507,000; 2002 - $420,000) in on-going, non-legally required environmental and reclamation costs and changes in the provision for asset retirement obligations.

At December 31, 2004, $1,248,000 (2003 - $1,291,000; 2002 - $843,000) has been recorded by the company as a provision for future asset retirement obligation expenses for its various properties, of which $560,000 is considered current.

The company’s asset retirement obligations relate to site restoration and clean-up costs of its various mineral properties. The three properties that comprise the majority of the obligations are the Duthie, Silver Standard Mine and Silvertip properties, all located in British Columbia, Canada.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

A reconciliation of the provision for asset retirement obligations is as follows:

	2004 $	2003 $

Balance - Beginning of year	1,291	843

Liabilities settled during the year	(176)	(99)
Accretion expense	108	55
Revisions in estimated cash flows	25	492

Balance - End of year	1,248	1,291

	2004 $	2003 $

Balance sheet presentation
Current portion	560	248
Long-term portion	688	1,043

	1,248	1,291

The provision for asset retirement obligations is based on the following key assumptions:

•	total undiscounted cash flows of $1,918,000
•	the expected timing of payments ranging in the years 2005 to 2015
•	a credit adjusted risk free rate at which the estimated payments have been discounted at 10%.

At December 31, 2004, the company has lodged $2,498,000 (2003 – $153,000) in security deposits with various government agencies in relation to its reclamation obligations. Of the amount lodged, $198,000 (2003 – $153,000) was in the form of cash deposits and $2,300,000 (2003 – nil) relates to silver bullion lodged as collateral for a letter of credit (note 5).

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

10	Long-term debt
	2004 $	2003 $

Amount payable to a former officer of Silver Assets in variable annual amounts over 20 years, discounted at 7.3%, final payment in 2015	56	61
Mortgage payable at 10%, due in monthly instalments of US$649, final payment made in 2004	-	32
Amounts payable relating to land acquisitions, final US$37,500 payment paid in July 2004. Interest was at US$1,000 per month	-	48
	56	141

Less: Current portion	10	66

	46	75

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

11	Capital stock
Authorized
100,000,000 common shares without par value
Issued

	Number of shares	Amount $

Balance - December 31, 2001	30,913,953	66,108

Issued during the year
For cash
Private placement (b)	4,750,000	19,979
Exercise of options (note 12)	695,734	1,827
Exercise of warrants (note 13)	1,584,301	4,919
Finders' fees on private placement (b)	80,640	323
For mineral properties (notes 7(e), (k) and (o))	198,706	1,258
For conversion of convertible debenture (note 4)	360,636	2,092
For mineral property payables	596,917	3,280
Assigned value of exercised warrants and options	--	339
Other	10,000	41
Share issue costs (b)	--	(656)

Balance - December 31, 2002	39,190,887	99,510

Issued during the year
For cash
Exercise of options (note 12)	536,372	2,140
Exercise of warrants (note 13)	2,779,589	11,089
For mineral properties (notes 7(o) and 7(g))	88,004	612
In settlement of interest (note 4)	9,980	75
Assigned value of exercised options	--	165
Share issue costs	--	(54)

Balance - December 31, 2003	42,604,832	113,537

Issued during the year
For cash
Private placement (a)	2,955,000	37,132
Exercise of options (note 12)	525,700	2,963
Exercise of warrants (note 13)	2,686,620	13,420
Finder's fees on private placement (a)	31,250	393
For mineral property (notes 4 and 7(l))	2,680,500	50,089
Assigned value of exercised options	--	1,026
Share subscriptions (note 13)	92,900	455
Share issue costs (a)	--	(1,513)

Balance - December 31, 2004	51,576,802	217,502

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

a)

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000, and paid $928,000 in cash as finders’ fees and other costs relating to this placement.

b)

During the year ended December 31, 2002, the company completed two private placements. In May 2002, the company issued 4,200,000 units at $4.00 or US$2.51 per unit for gross proceeds of $16,531,000. Each unit consisted of one common share and one common share purchase warrant exercisable into 4,200,000 common shares at $4.80 per share until May 10, 2004. The company issued an additional 80,640 units valued at $322,560 and paid $112,697 in cash as a finders’ fee on this placement. In December 2002, the company issued 550,000 units at US$4.05 per unit for gross proceeds of $3,448,500. Each unit consisted of one common share and 0.55 of one non-transferable common share purchase warrant such that 302,500 warrants were issued. Each whole warrant is exchangeable into one common share at US$5.05 until December 18, 2004. The company paid $146,500 in cash as a finders’ fee on this placement. Other costs associated with both private placements totalled $343,000.

12	Stock options

The company has a comprehensive stock option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.

The changes in stock options issued are as follows:

	2004		2003		2002

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at
January 1	1,845,669	7.37	1,565,441	4.60	1,392,775	2.58
Granted	570,000	15.36	816,600	10.46	868,400	6.26
Exercised	(525,700)	5.64	(536,372)	3.99	(695,734)	2.63

Options outstanding at	1,889,969	10.26	1,845,669	7.37	1,565,441	4.60
December 31

Options exercisable at
December 31	1,628,719	9.49	1,784,419	7.30	1,529,191	4.60

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

As of December 31, 2004, incentive stock options represent 3.7% (2003 – 4.3%) of issued and outstanding common capital.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighed average remaining life (years)

2.09	10,000	10,000	June 5, 2005	0.4
10.35	23,000	23,000	September 3, 2005	0.7
1.90	20,019	20,019	December 28, 2005	1.0
20.50	10,000	10,000	March 12, 2006	1.2
2.50	47,000	47,000	August 16, 2006	1.6
3.01	64,700	64,700	November 6, 2006	1.8
4.25	234,000	234,000	January 1, 2007	2.0
8.00	307,900	307,900	August 2, 2007	2.6
9.10	343,350	339,600	January 31, 2008	3.1
10.35	7,500	--	September 3, 2008	3.7
12.85	262,500	252,500	December 22, 2008	4.0
18.42	50,000	25,000	September 16, 2009	4.7
20.01	45,000	22,500	October 4, 2009	4.8
14.47	465,000	272,500	December 31, 2009	5.0

	1,889,969	1,628,719		3.4

Effective January 1, 2004, the company adopted the fair value method of accounting for stock-based compensation (note 3). During the year ended December 31, 2004, 570,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $15.26 and these options had an average fair value assigned of $7.36 per option based on the Black-Scholes option pricing model. The fair value of options that was charged to the statement of loss and deficit was $2,451,000 with an additional $67,000 value deferred as mineral property costs.

We have provided pro forma disclosures, which demonstrate the effect as if we had adopted the change in 2003 and 2002 for stock options granted before 2003, as follows:

	2003 $	2002 $

Loss for the year
As reported	3,938	2,198
Compensation expense	2,840	1,664

Pro forma	6,778	3,862

Basic and diluted loss
As reported	0.10	0.06
Pro forma	0.17	0.11

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2004	2003	2002

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.2	3.5	3.4
Expected life (years)	2.7	2.5	2.5
Expected volatility (%)	74	61	50

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

13	Warrants

At December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were issued in early 2004.

The changes in warrants outstanding are as follows:

	2004		2003		2002

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding
at January 1	2,779,520	4.99	5,559,109	4.56	2,560,270	2.87
Granted	1,519,125	18.50	--	--	4,583,140	5.00
Exercised	(2,779,520)	4.99	(2,779,589)	3.99	(1,584,301)	3.10

Warrants outstanding
at December 31	1,519,125	18.50	2,779,520	4.99	5,559,109	4.56

The following table summarizes information about warrants outstanding at December 31, 2004:

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

Exercise price $	Warrants outstanding	Expiry date	Weighted average remaining life (years)

18.50	1,519,125	January 15, 2006	1.0

14	Related party transactions
a)

During the year ended December 31, 2004, the company recorded expense reimbursements of $235,600 (2003 - $112,600; 2002 - $176,900) from companies related by common management. At December 31, 2004, accounts receivable include $71,600 (2003 - $46,100; 2002 - $78,500) from these related parties.

b)	The company holds marketable securities in a number of companies that have a common director and one company with two common directors.
c)	During the year ended December 31, 2003, the company settled a receivable with the receipt of shares valued at $50,000 from a company related by common management.
15	Income taxes

a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2004	2003	2002

Statutory tax rate	35.6%	37.6%	39.6%

	$	$	$

Loss for the year	(1,518)	(3,938)	(2,198)

Provision for income taxes based on
statutory rates	(540)	(1,480)	(870)
Differences in foreign tax rates	(4)	(8)	11
Losses for which an income tax benefit
has not been recognized and other	544	1,488	859

	--	--	--

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31 are as follows:

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

	2004 $	2003 $

Long-term future tax assets
Capital and non-capital loss carry-forwards	7,098	7,527
Property, plant and equipment and resource properties	1,624	6,524
Share issuance costs	381	183

Total future tax assets	9,103	14,234
Valuation allowance for future tax assets	(9,103)	(14,234)

Net future tax assets	--	--

	2004 $	2003 $

Long-term future tax liabilities
Future income tax liability of Sunshine (note 4)	(14,200)	--

Future income tax liability	(14,200)	--

c)

As of December 31, 2004, the company has approximately $16,465,000 in operating losses, $3,473,000 in capital losses, and $8,147,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$
2005	3,426
2006	1,240
2007	1,187
2008	1,615
2009	1,702
2010	2,290
2011	2,944
2015	2,061

16,465

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

16	Supplementary cash flow information
	a)	Cash and cash equivalents at December 31 comprised the following:

	2004 $	2003 $	2002 $

Cash on hand and balances held with
banks	1,820	1,337	1,138
Short-term deposits	43,883	15,091	12,053
Short-term investments	--	--	4,151

	45,703	16,428	17,342

b)	During the years ended December 31, 2004, 2003 and 2002, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2004 $	2003 $	2002 $

Non-cash financing activities
Shares issued for mineral property payables	--	--	3,280
Shares issued for mineral properties	50,089	612	1,258
Shares issued for convertible debentures	--	--	2,092
Shares issued in settlement of interest	--	75	--
Shares issued for donations	--	--	41
Value assigned to options	--	169	161
Amortization capitalized to mineral property	43	--	--

	50,132	856	6,832

Non-cash investing activities
Reclamation capitalized to mineral properties	(30)	(97)	(242)
Shares issued for mineral properties	(50,089)	(612)	(1,258)
Value assigned to convertible debenture on acquisition	--	--	(2,035)
Payable for mineral property	--	--	(772)
Other mineral property costs	--	--	(291)
Marketable securities received for mineral properties	911	53	--
Marketable securities received for accounts receivable	--	50	--
Option value assigned to mineral property	(67)	(18)	(29)
Foreign exchange component included in reclamation	(9)	(19)	--

	(49,284)	(643)	(4,627)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

17	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 7. Segment assets by geographic location are as follows:

								2004

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Peru $	Total $

Property, plant and equipment	--	1	559	--	99	--	--	659
Mineral property costs	92,561	17,850	6,938	4,699	7,662	12,238	1,227	143,175

	92,561	17,851	7,497	4,699	7,761	12,238	1,227	143,834

2003

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Property, plant and equipment	--	1	110	--	--	--	111
Mineral property costs	24,680	16,971	6,871	4,451	2,717	10,801	66,491

	24,680	16,972	6,981	4,451	2,717	10,801	66,602

18	Commitments
a)	The company has committed to payments under operating leases for the rental of its corporate head office space. The future minimum payments are as follows:

Year	$
2005	223,500
2006	228,000
2007	230,000
2008	57,300

b)

The company has committed to the purchase of six mining trucks relating to the 50% owned Manantial Espejo project. The company’s share of this commitment is US$1,111,000. As at December 31, 2004, a deposit of $289,000 (US$240,000) has been made and is included in prepaid expenses on the balance sheet, with the balance of US$871,000 due on delivery of the trucks expected in the first quarter of 2005.

c)	Mineral property commitments are described in note 7.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

19	Fair value of financial instruments

a)	Fair value

The estimated fair values of cash and cash equivalents, silver bullion, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt to approximate carrying value. The fair value of marketable securities is disclosed in note 6 and the fair value of silver bullion is disclosed in note 5.

b)	Foreign exchange

Foreign exchange is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c)	Credit risk expense

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents. The company deposits cash and cash equivalents with high credit quality financial institutions.

20	Material differences between Canadian and United States generally accepted accounting principles (GAAP)
a)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred (note 2). Under U.S. GAAP, exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred. When proven and probable reserves are determined for a property and a final feasibility study prepared, then any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. The company currently has no reserves and no producing properties. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144. Based on this guidance, for U.S. GAAP purposes, the company has written off mineral exploration and acquisition costs in the year incurred (f).

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains. The $100,000 write-off of Other Assets relates to the write-off of the Sandy K. Mines Ltd. investment at the time of acquisition (f).

iii)

Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581 “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

iv)

Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2004 and 2003, no short-term investments would be excluded from cash equivalents for U.S. GAAP.

v)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. The company’s interest in jointly controlled entities is reflected in the Manantial Espejo mineral property (note 7).

vi)

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company’s common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.

For Canadian GAAP purposes, the company adopted, as of January 1, 2004, the CICA’s amendments to Section 3870 “Stock-based Compensation and other Stock-Based Payments” which requires an expense to be recognized for all forms of employee stock-based compensation.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

b)     Consolidated summarized balance sheets

2004			2003

CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $ (Restated - f)

Assets

Current assets (ii)	63,768	2,793	66,561	18,458	8,271	26,729
Mineral property costs (i) and (iii)	143,175	(143,175)	-	66,491	(66,491)	-
Other assets (ii)	3,157	-	3,157	264	-	264
	210,100	(140,382)	69,718	85,213	(58,220)	26,993

Liabilities

Current liabilities	2,140	-	2,140	1,565	-	1,565
Other liabilities	14,934	-	14,934	1,118	-	1,118
	17,074	-	17,074	2,683	-	2,683

Shareholders’ Equity

Capital stock (iii)	217,502	(627)	216,875	113,537	169	113,706
Share subscriptions	-	-	-	455	-	455
Stock options	6,167	(6,030)	137	170	-	170
Warrants	7,011	-	7,011
Other comprehensive gain	-	2,793	2,793	-	8,271	8,271

Deficit (i) (ii) and (iii)	(37,654)	(136,518)	(174,172)	(31,632)	(66,660)	(98,292)

	193,026	(140,382)	52,644	82,530	(58,220)	24,310

	210,100	(140,382)	69,718	85,213	(58,220)	26,993

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

c)     Consolidated statements of loss and deficit

	2004 $	2003 $	2002 $ (Restated - f)

Loss in accordance with Canadian GAAP	1,518	3,938	2,198
Mineral property costs for the year (i)	76,684	10,261	17,147
Mineral property costs written off during
the year (i)	--	--	(53)
Stock-based compensation (vi)	(2,398)	--	--
Other	76	(100)	(10)

Loss in accordance with U.S. GAAP	75,880	14,099	19,282
Unrealized loss (gain) on available-for-sale
securities (ii)	5,480	(7,226)	(1,045)

Comprehensive loss	81,360	6,873	18,237

Basic and diluted loss per share	1.57	0.35	0.54

d)	Consolidated statements of cash flows

	2004 $	2003 $	2002 $ (Restated - f)

Cash flows from operating activities
Per Canadian GAAP	(2,445)	(3,095)	(2,250)
Mineral property costs (i)	(12,796)	(9,587)	(7,963)

Per U.S. GAAP	(15,241)	(12,682)	(10,213)

Cash flows from investing activities
Per Canadian GAAP	(27,625)	(10,768)	(12,255)
Mineral property costs (i)	12,796	9,587	7,963

Per U.S. GAAP	(14,829)	(1,181)	(4,292)

e)	Impact of Recently Issued Accounting Standards

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which will be effective for annual and interim periods beginning on or after November 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the company’s Consolidated Financial Statements because the company determined it does not have any variable interest entities.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars)

In March 2004, the Emerging Issues Task Force issued EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets” (EITF 04-2). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, “Interaction of FASB Statements No. 141”, Business Combinations (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and EITF Issue No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets.” The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted.

In March 2004, the EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations”. EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets – An amendment of APB 29”.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions.  SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R, “Accounting for Stock-based Compensation”.  This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

f)	Restatement

In 2003, the company restated the U.S. GAAP information to write off capitalized mineral property acquisition costs, the recovery of which cannot be supported under SFAS 144 (a)(i), and the investment under (a)(ii). The effect of the restatement was to increase the U.S. GAAP loss for the year ended December 31, 2002 from $8,759,000 to $19,282,000 and to increase the U.S. GAAP loss per share for the year ended December 31, 2002 from $0.25 to $0.51. The effect of the restatement was also to reduce the U.S. GAAP shareholders’ equity as at December 31, 2002 from $53,681,000 to $16,679,000.

SILVER STANDARD RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Twelve Months Ended December 31, 2004

This discussion and analysis of the audited consolidated operating results and financial condition of the company for twelve months ended December 31, 2004 and 2003 is prepared as of March 4, 2005 and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to the company, including the company’s annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

The MD&A contains certain forward-looking statements such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Silver Standard Resources Inc. (“Silver Standard” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

1.	BUSINESS OVERVIEW

Silver Standard is a company focussed exclusively on the acquisition of and exploration for silver-dominant projects, with a portfolio of core properties in Argentina, Canada, Mexico, Chile, Peru, the United States and Australia. The company’s strategy is to acquire and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. The company is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2.	FINANCIAL OVERVIEW FOR 2004

•	In January 2004, the company raised $43,951,000 through the issue of 2,955,000 units under a private placement.
•	In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project in Peru.
•	In April and May 2004, the company purchased 1,953,000 ounces of silver bullion at an average cost of US $5.85 per ounce, for a total cost of $15,780,000.
•

In October 2004, the company acquired a 56.6% interest in the Pirquitas property in Argentina to hold 100% of this property. The acquisition was made by the issuance of 2,663,000 common shares of the company valued at $49,798,000.

•

Total cash expenditures on mineral properties was a company record of $12,796,000. The main expenditures were on the Pitarrilla property in Mexico at $3,693,000 and on the Manantial Espejo property in Argentina at $3,037,000.

•

The company ended the year with a record working capital balance of $61,628,000 (2003 - $16,893,000). Cash at year end was $45,703,000 (2003 - $16,428,000) and the carrying value of unrestricted silver bullion was $13,487,000.

3.	FINANCIAL RESULTS

For the year ended December 31, 2004, the company recorded total other income of $4,729,000 and this compares to a loss of $391,000 in the prior year. After deducting exploration and mineral property expenses of $723,000 (2003 - $972,000), corporate administration and other expenses of $3,073,000 (2003 - $2,406,000) and values assigned to stock options granted during the year of $2,451,000 (2003 - $169,000), a net loss of $1,518,000 (2003 - $3,938,000) was recorded in the year. The net loss per share was $0.03 in 2004 compared to $0.10 in 2003. The two significant events affecting the 2004 results were the gains realized from the sale of investments and non-core properties and the January 1, 2004 adoption of the fair value based method of accounting for stock options granted to employees and directors.

The following table sets forth selected financial data from the company’s Audited Consolidated Financial Statements and should be read in conjunction with these statements:

	2004 $	2003 $	2002 $
Total revenues	nil	nil	nil
Loss	1,518,000	3,938,000	2,198,000
Loss per share	0.03	0.10	0.06
Total assets	210,100,000	85,213,000	74,748,000
Working capital	61,628,000	16,893,000	16,430,000
Long-term debt	46,000	75,000	249,000
Cash dividends declared	nil	nil	nil

The following table sets forth selected quarterly financial information for each of the last 8 quarters:

Quarter ending	Total Revenues $	Net Income (Loss) $	Net Income (Loss) (4) Per Share $
December 31, 2004	nil	(1)(2,947,000)	(0.06)
September 30, 2004	nil	(2)1,004,000	0.02
June 30, 2004	nil	(195,000)	(0.00)
March 31, 2004	nil	(3) 620,000	0.01
December 31, 2003	nil	(1,282,000)	(0.03)
September 30, 2003	nil	(429,000)	(0.01)
June 30, 2003	nil	(1,140,000)	(0.03)
March 31, 2003	nil	(1,087,000)	(0.03)

Explanatory notes:

(1)	During the fourth quarter, $2,072,000 in non-cash expenses were recorded relating to values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.
(2)	The main contributing factor for the income recorded in the quarter was a $1,710,000 gain on sales of marketable securities.
(3)

Gains on the sale of marketable securities of $324,000, gains on the sale of mineral properties of $437,000, investment income of $325,000 and $212,000 in foreign exchange gains were recorded during the quarter.

(4)	Basic and diluted loss per common share.

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

Exploration and mineral property costs	2004 $	2003 $
Property examination and exploration	471	465
Reclamation and accretion	252	507
	723	972

The company continued its effort to find new silver resources through generative exploration programs and these costs are expensed until such time as a property is acquired. The focus of our 2004 generative programs continued to be in Mexico where the company spent $333,000 with the balance spent in Peru, Chile and Argentina. Going forward in 2005, our exploration efforts will be directed towards programs in Mexico, Argentina and Peru.

Reclamation in 2004 amounted to $252,000 compared to $507,000 in 2003. In January 2003, the company adopted the new standard of accounting for asset retirement obligations. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount and timing of underlying future cash flows. In 2004, the company’s estimates of its ultimate reclamation and site restoration liability was reduced with respect to its Silver Standard Mine property in northern British Columbia. This reduction has been reflected in the reduced 2004 reclamation expense.

Expenses	2004 $	2003 $
Depreciation	57	30
General and administration	2,202	1,579
Professional fees	122	143
Salaries and employee benefits	692	654
Stock-based compensation	2,451	169
	5,524	2,575

Depreciation expense during the year almost doubled to $57,000 from the $30,000 recorded in the prior year. The company expanded its corporate office space in 2004 and purchased additional computer hardware and software. The increased depreciation relates to the amortization of equipment and leasehold improvements over their useful lives.

General and administration expenses were $2,202,000 for the year, an increase of $623,000 from the prior year. Of the increase, $282,000 relates to non-recurring costs paid for listing fees on the Toronto Stock Exchange (TSX) and the Nasdaq National Market in the fourth quarter. Prior to these listings, the company was listed on the TSX Venture Exchange and the Nasdaq SmallCap. In 2004, we spent $863,000 on investor relations, which was an increase of $226,000 over the prior year. Our investor relations objectives in 2004 were to (a) continuously inform shareholders and prospective investors about the company; (b) maintain management’s relationships with investors through presence at key investor conferences, investor and mining-related internet sites and publications and shareholder information meetings; and (c) to increase institutional interest in the company. The company was successful in meeting these objectives as evidenced by the successful completion of the $44.0 million private placement in January 2004 and the increase in its institutional investors from 5% in early 2003 to the present 20%. Other areas where we saw administrative costs increase over the prior year were ongoing listing and filings fees ($53,000), shareholder mailing costs ($42,000), insurance ($31,000), compensation review expense ($29,000), office rent ($36,000) and costs associated with the insurance and storage of silver bullion ($24,000). Offsetting a portion of these additional cost increases were recoveries from mineral properties. In 2004, we started to recover certain of our office overheads based on our employees’ time spent on mineral property related activities.

Professional fees include fees for the annual audit, accounting, tax and legal services. Total costs for 2004 were $122,000 compared to $143,000 in the prior year. The reduction in 2004 costs relates to less tax consulting work being performed in 2004.

Salaries and employee benefits for the year were $692,000 compared to $654,000 in the prior year. Higher costs were associated with salary increases as a result of increased competition for human resources, the addition of three new employees hired during the year and greater staff bonuses were partially offset by the increased recoveries of time allocated to various mineral properties and investor relations activities.

Stock-based compensation is a non-cash expense and for the year was $2,451,000 compared to $169,000 in the prior year. As explained in greater detail under Significant Changes in Accounting Policies, in January 2004, the company started to expense the fair value of stock options granted to employees and directors. Prior to the adoption of this policy, the company was required only to expense the value of options granted to consultants and reflect the value of options granted to employees and directors in pro forma earnings in notes to the financial statements. Had the value of options granted to employees and directors in 2003 been expensed, the comparable expense for 2003 would have been $3,009,000.

Other income (expenses)	2004 $	2003 $
Investment income	1,151,000	379,000
Gain (loss) on sale of marketable securities and investment writedowns	2,525,000	(101,000)
Gain on sale of mineral properties	931,000	-
Foreign exchange gain (loss)	171,000	(669,000)
Other	(49,000)	-
	4,729,000	(391,000)

For a company in the exploration and development stage, it is unusual to be able to generate income to exceed its corporate administration and other cash expenses. Your company was able to achieve this principally by the sale of non-core properties and share equity investments in other companies, as well as interest earned on its sizable cash balances.

Investment income was $1,151,000 for the year compared to $379,000 in the prior year. The increase relates to interest earned on the $44.0 million private placement that took place in January 2004. At the end of the year, our cash balance stands at $45.7 million and continues to generate good investment income.

During 2004, interests in four non-core properties that had been in the company for many years, carried at nil value, were sold for shares in a publicly-traded company to realize a gain of $931,000 (2003 – nil). These shares were subsequently sold, along with some other publicly-traded investments that the company held, to realize further gains on sale of marketable securities of $2,577,000 (2003 – nil). Partially offsetting these latter gains were marketable security write-downs of $52,000 (2003 - $101,000).

In 2004, the company recorded $171,000 in foreign exchange gains compared to a loss of $669,000 in 2003. The Canadian dollar has appreciated 31% against the U.S. dollar in the past two years. The loss recorded in 2003 resulted from the impact of holding some of our cash balances in U.S. dollars. As we report our financial statements in Canadian dollars, losses were reflected as the U.S. dollar weakened. Going forward into 2004, we adopted a policy of converting any U.S. dollars received into Canadian dollars and purchasing U.S. dollars only when required for funding of our various property programs. The policy has served us well in 2004. The $171,000 gain reported in 2004 reflects gains realized in the first quarter of 2004 when the U.S. dollars received from the private placement were sold.

4.	FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash position at the end of the year, cash inflows and outflows for the year, silver bullion and other capital resources follows:

Operating Activities

Cash flow from operations was a usage of funds of $2,445,000 in 2004, compared to a usage of $3,303,000 in 2003.

Cash and Cash Equivalents

At the end of the year, the company’s free cash position, including short-term deposits, stood at $45,703,000 (2003 - $16,428,000). Working capital was a record $61,628,000 compared to $16,893,000 in the prior year.

Financing Activities

During 2004, a total of $60,334,000 was raised by issuing new equity compared to $13,229,000 in 2003. The following table shows how the funds were raised:

	2004 $	2003 $
Private placement	43,951,000	-
Exercise of stock options	2,963,000	2,140,000
Exercise of warrants	13,420,000	11,089,000
	60,334,000	13,229,000

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000 and paid $928,000 in cash as finders’ fees and other costs relating to this placement.

A total of 525,700 shares were issued on the exercise of stock options for total proceeds received of $2,963,000 in 2004. The weighted average price received on the exercise of options was $5.64 per share. A further 2,686,620 shares were issued in 2004 for proceeds of $13,420,000 on the exercise of share purchase warrants, with a weighted average price received of $4.99 per share.

Investing Activities

Mineral Properties

Total cash invested in mineral properties in 2004 compared to 2003 by property is as follows:

	2004 $	2003 $
Diablillos	187,000	666,000
Manantial Espejo	3,037,000	830,000
Pirquitas	539,000	119,000
Bowdens	868,000	1,485,000
Sunrise	5,000	687,000
Challacollo	230,000	2,582,000
Pitarrilla	3,693,000	677,000
San Agustin	454,000	150,000
San Marcial	535,000	93,000
Candelaria	422,000	476,000
Maverick Springs	947,000	868,000
Berenguela	933,000	-
Shafter	454,000	743,000
Other	492,000	457,000
	12,796,000	9,833,000

The above table reflects cash expenditures by property. It does not include the value assigned to shares issued for mineral properties.

As can be seen from the above table, the most active programs in 2004 were at the Pitarrilla property in Mexico and the Manantial Espejo property in Argentina. Of the $3,693,000 spent at Pitarrilla, $1,241,000 was spent on land acquisitions, with the balance on drilling, assaying and other exploration activities. This property was discovered in 2002 and has rapidly been advanced, such that the property currently has 60.2 million indicated and 13.1 million inferred silver resource ounces. Our plan in 2005 for Pitarrilla is to outline additional resources, refine the metallurgical test work for optimization of silver recovery and move to a feasibility study. The Manantial Espejo property is a 50-50% joint venture with Pan American Silver Corp. and we spent $3,037,000 on this property in 2004. The main expenditures included $925,000 for drilling, $314,000 in value added taxes, $271,000 on metallurgical work, $235,000 on consulting, $229,000 on assaying, $205,000 on geological salaries, with the balance spent on various other activities, including commencement of a feasibility study, which is scheduled for completion in 2005.

In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project located in Peru. The company paid US$200,000 and issued 17,500 common shares valued at $291,000 with an undertaking to complete a minimum US$500,000 exploration program and a silver resource estimate by July 31, 2005. To December 31, 2004, US$478,000 (Cdn $670,000) had been spent on in-ground exploration. Total cash costs paid by the company, including the US$200,000 paid to the vendors, were $933,000 in 2004.

In October 2004, the company acquired a 56.6% interest in the Pirquitas property in Argentina to hold a 100% interest in this property. Consideration on this acquisition was the issuance of 2,663,000 common shares of the company, having a fair value of $49,798,000 ($18.70 per share). The company accounted for the acquisition as a business combination with $63,899,000 of the value assigned to property acquisition and $99,000 assigned to working capital. A $14,200,000 future income tax liability arose on this transaction due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. This difference was also applied to increase the carrying value of the property. Total cash costs incurred by the company on this property in 2004 were $539,000.

Property, Plant and Equipment

A total of $710,000 was spent during 2004 on property, plant and equipment, compared to $57,000 in 2003. Of the amounts spent in 2004, $351,000 related to a purchase of land, $100,000 related to office furniture, equipment and computers, $117,000 related to leasehold improvements and $142,000 related to the purchase of exploration vehicles in Mexico. Proceeds on the sale of property, plant and equipment in 2004 were $53,000 (2003 – nil).

Purchase of Silver Bullion

In early 2004, the company purchased 1,952,956 ounces of silver bullion at a cost of $15,780,000 and holds 1,953,985 ounces of silver valued at $15,787,000 at the end of the year. The average cost of our silver bullion is $8.08 (US$5.85) per ounce. The company’s silver bullion is carried on the balance sheet at the lower of cost or net realizable value. At December 31, 2004, the market value of our silver bullion was $16,028,000. The purchase of silver bullion was made, in part, to recognize that silver is an investment alternative for the company’s cash reserves and to provide maximum exposure to silver.

Marketable Securities

The company purchased $2,755,000 in marketable securities during the year, compared to $1,042,000 in the prior year. These investments were made in various mineral exploration companies and, at December 31, 2004, our carried cost was $1,329,000 (2003 - $1,457,000) compared to market value of $4,122,000 (2003 - $9,730,000).

The most significant addition to our marketable securities in 2004 occurred in October, when the company and Minco Mining & Metals Corporation (“Minco”) entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation (“Minco Silver”) to acquire silver projects in China.

Under the terms of the strategic alliance, the company acquired a 20% interest in the new venture by investing $2,000,000 in Minco Silver for the purchase of 4,000,000 Special Warrants at a price of $0.50 per Special Warrant. Each Special Warrant will entitle the company to acquire one common share in the capital of Minco Silver once Minco Silver qualifies the issuance of its common shares. The common shares will be subject to an escrow agreement.

The company will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest up to 30% and the right to appoint one director. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and the company to pursue silver projects in China.

Proceeds received by the company in 2004 on the sale of marketable securities were $4,319,000 (2003 – nil). Of the proceeds received, $1,272,000 related to shares the company received from the sale of four non-core properties carried at nil value on the company’s books.

Cash Resources and Liquidity

At December 31, 2004, the company had a very healthy working capital of $61,628,000 (2003 - $16,893,000). We have planned expenditures on properties of approximately $19,300,000 in 2005 with other planned expenditures of $3,600,000 for administration, reclamation and property, plant and equipment purchases. Our strong working capital is sufficient to see us through the next several years for planned exploration expenditures, property holding costs and administrative expenditures. Additional capital will be required as our projects are developed into production.

The following table discloses the contractual obligations of the company for long term debt, lease obligations for office rent, equipment purchases:

Payments due by Period

	Total $	< 1 Year $	1-3 Years $	3-5 Years $	> 5 Years $

Long term debt	56,000	10,000	14,000	12,000	20,000
Lease obligations	738,000	223,000	458,000	57,000	--
Equipment purchase obligations	1,044,000	1,044,000	--	--	--

	1,838,000	1,277,000	472,000	69,000	20,000

5.	RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources, do not generate operating revenue and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include metallurgical processing requirements of the mineralization; market fluctuations for precious metals; the proximity and capacity of natural resource markets and processing equipment; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenues from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure. These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economically viable to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include unusual or unexpected geological formations, power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour. We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which we may elect not to insure. The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for, silver, gold, tin, zinc and lead, speculative activities, expectations for inflation and political and economic conditions. We cannot predict the effect of these factors on metals prices.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our accounts in Canadian and U.S. dollars. Any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration activities against the Canadian or U.S. dollar will increase our costs of carrying out operations in such countries. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

6.	ADDITIONAL DISCLOSURES

Trend Information

Other than the financial obligations as set out in the table provided in Section 4, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in the company’s liquidity either increasing or decreasing at present or in the foreseeable future. The company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon. The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the company’s future business activities. The company intends to utilize its cash on hand in order to meet its administrative expenditures, property holding costs and planned exploration expenditures for the next few years. Additional capital will be required as projects are developed into production.

At the time of writing, there has been a noted favourable trend with regard to the market for metal commodities and related products. However, it is the opinion of the company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect.

Related Party Transactions

During the year ended December 31, 2004, the company recorded expense reimbursements of $235,600 (2003 - $112,600) from companies related by common management. At December 31, 2004, accounts receivable include $71,600 (2003 - $46,100) from these related parties. During 2004, the company entered into an agreement with Minco to jointly pursue silver opportunities in China. A director of the company is a director of Minco and this director and the president of the Silver Standard will be directors of Minco Silver, the company formed to pursue silver opportunities in China.

Critical Accounting Estimates

The preparation of the company’s Consolidated Financial Statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. The most significant accounting estimates for the company relate to the carrying value of its mineral property assets and accounting for stock-based compensation. The company’s accounting policies are set out in full in note 2 of the annual financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs. Under Canadian GAAP, the company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Stock-based Compensation

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

Significant Changes in Accounting Policies

Stock-based Compensation

Effective January 1, 2004, the company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to capital stock and $4,169,000 to stock-based compensation, respectively, at January 1, 2004.

Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on January 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

Variable Interest Entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline will not have any impact on the company’s consolidated financial statements.

Financial Instruments and Other Instruments

The company’s financial instruments consist of cash and cash equivalents, silver bullion, marketable securities, receivables, reclamation deposits, accounts payable and other current liabilities. It is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from its cash and cash equivalents, receivables, reclamation deposits, accounts payable, other current liabilities. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Marketable securities and silver bullion are, by their nature, subject to market price and exchange rate fluctuations. The company values its marketable securities and silver bullion at the lower of cost and market. At December 31, 2004, there were unrealized gains of $2,793,000 relating to marketable securities and $241,000 relating to its silver bullion. In 2004, $52,000 in write-downs were recorded against the carrying value of its marketable securities. There were no provisions made against the carried value of silver bullion.

The company is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The company’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Off-Balance Sheet Arrangements

The company has no off-balance sheet arrangements.

Outstanding Share Data

The authorized capital consists of 100,000,000 common shares without par value. As at March 4, 2005, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	51,615,402	-	-
Stock options	1,851,369	1.90 – 20.50	0.3 – 4.8
Warrants	1,519,125	18.50	0.9
Fully diluted	54,985,896

Corporate Governance

A system of internal controls is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent, unrelated directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of independent directors whose recommendations are followed with regard to executive compensation. From time to time, the board may also form special sub-committees, which are to investigate and report to the Board on specific topics.

7.	APPROVAL

The Board of Directors of Silver Standard Resources Inc. has approved the disclosure contained in this annual MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, free of charge on our web site at www.silverstandard.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.